Exhibit 99.1
Waldencast plc Announces Receipt of Nasdaq Listing Notice

November 6, 2023 – New York, NY – Waldencast plc, (NASDAQ: WALD) (“Waldencast” or the “Company”), a global multi-brand beauty and wellness platform, today announced that on October 31, 2023, the Company received written notice from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company was subject to delisting from Nasdaq based upon the Company’s non-compliance with the filing requirement set forth in Nasdaq Listing Rule 5250(c)(1), which requires the timely filing of periodic reports with the Securities and Exchange Commission (the “SEC”). The Company plans to timely request a hearing before the Nasdaq Hearings Panel (the “Panel”) pursuant to the procedures set forth in the Nasdaq Listing Rules. The Listing Rules also provide that such request will stay any suspension or delisting action for 22 days from the date of the Nasdaq notification. Further, the Listing Rules provide that, in its hearing request, the Company may request that the stay remain in effect through the hearing and the expiration of any additional extension period granted by the Panel following the hearing. Accordingly, the Company intends to make such an extended stay request. If granted, the Company’s securities will continue to be listed and trade on The Nasdaq Capital Market under the symbols “WALD” and “WALDW,” respectively, for the stay period granted by the Panel.

The Company is diligently working to complete and file the Annual Report on Form 20-F for the year ended December 31, 2022 (the “2022 Annual Report”), with the SEC as soon as practicable. There can be no assurance, however, that the Company’s requests for a further stay of any suspension action by Nasdaq and the continued listing of its securities will be granted by the Panel, or that the Company will be able to evidence compliance with all applicable requirements for continued listing on The Nasdaq Capital Market should the Panel grant the Company an extension to do so.

About Waldencast
Founded by Michel Brousset and Hind Sebti, Waldencast’s ambition is to build a global best-in-class beauty and wellness operating platform by developing, acquiring, accelerating, and scaling conscious, high-growth, purpose-driven brands. Waldencast’s vision is fundamentally underpinned by its brand-led business model that ensures proximity to its customers, business agility and market responsiveness, while maintaining each brand’s distinct DNA. The first step in realizing its vision was the business combination with Obagi Skincare and Milk Makeup. As part of the Waldencast platform, brands will benefit from the operational scale of a multi-brand platform, expertise in managing global beauty brands at scale, a balanced portfolio to mitigate category fluctuations, asset-light efficiency and the market responsiveness and speed of entrepreneurial indie brands. For more information please visit: https://ir.waldencast.com/.

Cautionary Statement Regarding Forward-Looking Statements
Statements in this release that are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding the Company’s plans to appeal the Staff’s determination to delist and to request a hearing before the Panel and a further stay of any suspension action pending the ultimate outcome of the hearing process; the Company’s ability to evidence compliance with all applicable requirements for continued listing on Nasdaq and file its 2022 Annual Report; and any assumptions underlying any of the foregoing. Words such as “anticipate,“ “believe,“ “continue,“ “could,“ “estimate,“ “expect,“ “intend,“ “may,“ “plan,“ “predict,“ “project,“ “should,“ and “will“ and variations of such words and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the Company, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements, including, among others: delays in the Audit Committee’s ability to complete its review and the Company’s ability to finalize its 2022 Annual Report in a timely manner; the risk that the Panel does not grant the Company a further stay of any suspension action by Nasdaq or an extended stay of the suspension of trading of the Company’s securities; the risk that the Company is unable to evidence compliance with all applicable requirements for continued listing on Nasdaq should the Panel grant the Company an extension to do so; and other risks detailed in the Company’s Registration Statement on Form F-1 (File No. 333-267053), originally filed with the SEC on August 24, 2022 and as thereafter amended, and in other documents that it files or furnishes with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to rely on these forward-looking statements, which speak only as of the date they are made. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Contacts:

Investors
ICR
Allison Malkin /Nina Weiss
waldencastir@icrinc.com

Media
ICR
Brittney Fraser/Alecia Pulman
waldencast@icrinc.com
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